Financing to Lower Debt: Funding to be Injected by the State to Support China Southern

GUANGZHOU, China, March 8 /PRNewswire-Asia-FirstCall/ -- China Southern Airlines Company Limited (Stock Code of Shanghai Stock Exchange: 600029; Hong Kong Stock Exchange: 01055; NYSE: ZNH) (hereinafter referred to as "CSA" or the "Company") announced that the Company intends to raise funds through the non-public issuance of A Shares and H Shares. This exercise will help reduce the Company's gearing ratio, improve its capital structure and enhance its ability to mitigate risk. China Southern Air Holding Company ("CSAHC"), its parent company, has undertaken to use the full amount of the State's injected funding of RMB 1.5 billion to subscribe shares to be issued by CSA on a non-public issue basis.

CSA announced that the total proceeds from non-public issue of A Shares will be not more than RMB 10 billion, which will be privately placed to not more than 10 specific investors including CSAHC, its parent company. The Company will also privately place new H Shares to Nan Lung, a wholly-owned subsidiary of CSAHC outside China. The relevant minimum issue prices were determined pursuant to the relevant laws and regulations as well as market practices.

In the past two years, CSA has been actively seeking support from the government to resolve the difficulties arising from insufficient capital and a high gearing ratio. The Company already received funding from the State with an amount of RMB 3 billion through a private placement to CSAHC, its parent company, in 2009. Through this financing exercise, it is expected that the gearing ratio of CSA will be substantially reduced with a significant improvement in the net asset per share. This is expected to lay a solid foundation for CSA's future development.

In 2010, benefiting from a gradual bottoming-out of the global economy, China's economy is stabilizing and resuming its growth. The domestic civil aviation industry is expected to recover to a significant extent driven by growth in investment, expansion in consumption and the events like the Asian Games in Guangzhou and the World Expo in Shanghai. For a relatively long period of time in future, passenger traffic for both domestic and international flights will continue to grow at a fast pace, and the aviation market's condition will further improve. Given the backdrop of revamped development of the civil aviation industry in China, CSA will be well-positioned to achieve sustainable development through the funding of the non-public issue.

About China Southern Airlines Company Limited

China Southern Airlines is one of the largest airlines in China with a passenger traffic volume of 66 million in 2009. CSA is headquartered in Baiyun District, Guangzhou, Guangdong Province, China. CSA is the only carrier in mainland China entering into the world's top 10 passenger airlines -- based on annual passenger traffic volume. As of December 31, 2009, the Company recorded 187 consecutive months for safe flight operations, accumulated 6.52 million hours safely flown, which granted it the best flight-safety record keeper among carriers in mainland China. The Company was also accredited by International Air Transport Association (the "IATA") with the IOSA (IATA Operational Safety Audit) for its safety practices.

For more information, please visit http://www.csair.com .

Cautionary Statement Regarding Forward Looking Information:

Certain statements in this news release may contain forward-looking information about CSA, its business and future development, its expected financing, the overall civil aviation industry and general economy within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current assumptions, which are subject to change over time. Actual results may differ materially depending on a number of risk factors including, but not limited to, the general economic and business conditions in China and elsewhere; instability in the financial markets; changes in government regulations; increases in jet fuel costs; natural disasters, outbreaks of disease, terrorist activities and similar events that reduce the demand for air travel; and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks factors detailed in the Company's reports filed with the U.S. Securities and Exchange Commission. CSA undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

For further information, please contact:

China Southern Airlines Company Limited
Xie Bing, Company Secretary
Tel:   +86-20-8612-4462
Email: ir@csair.com

SOURCE  China Southern Airlines Company Limited